William S. Clarke, P.A.
attorney-at-law
65 South Main Street  -  suite A 202
pennington,  new  jersey   08534
__________

Telephone:  (609) 737-9090
Fax:  (609) 737-3223
E-Mail:  WSCPALAW@AOL.com

December 24, 2008

Via Facsimile and Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-7010

Attention:                                Anne Nguyen Parker, Branch Chief

Re:           GeoGlobal Resources Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed June 10, 2008
File No. 001-32158
Staff Letter of Comment dated November 25, 2008

Dear Ms. Parker:

This is written on behalf of my client, GeoGlobal Resources Inc., relating to the above referenced staff letter of comment dated November 25, 2008.

GeoGlobal is continuing diligently to prepare its amendment to its Annual Report on Form 10-K for the year ended December 31, 2007 and its response to the staff’s comment letter.  We regret that GeoGlobal has been unable to complete the preparation of its response by December 23, 2008, as we previously advised the staff.  Currently, we expect to be able to file GeoGlobal’s amendment and response no later than Friday, January 16, 2009.  The delay arises primarily out of year-end absences of personnel.

We regret our inability to respond as we previously advised; however, we wish to assure the staff of the diligence of GeoGlobal and its advisors in addressing this matter.  Yesterday, December 23, I left several messages on the voice mail of the staff examiners involved in the staff review, advising the staff of this change in GeoGlobal’s expectations.

United States Securities and Exchange Commission
December 24, 2008
Page

Should you have any questions regarding this advice, please do not hesitate to contact me.

Very truly yours,

/s/ William S. Clarke
William S. Clarke

WSC/ehf

cc:           Ms. Carmen Moncada-Terry
   Division of Corporation Finance
   Securities and Exchange Commission
Mr. Allan Kent
   Executive Vice President
   GeoGlobal Resources Inc.